Reply to
Lindley S. Branson
612 632-3024
Lindley.Branson@gpmlaw.com

July 8, 2005

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Rebecca J. Toton

Division of Corporation Finance

Re:	Webb Interactive Services, Inc.
Post-effective Amendment No. 3 on Form SB-2 filed May 13, 2005
File No. 333-89600

Form 10-QSB for Fiscal Quarter Ended September 30, 2004
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 8-K/A, filed May 13, 2005
File No. 00-28462

Ladies/Gentlemen:

This letter is furnished in response to the Staff’s June 9, 2005 comment letter. With this letter Webb Interactive Services, Inc. (“Webb”) is filing amendments to the above-referenced reports on Forms 10-KSB, 10-QSB and 8-K/A. Webb intends to file an amendment to the above-referenced Form SB-2 filing once the comments with respect to the reports are satisfied. The numbers below refer to the number of the Staff’s comments in its June 9, 2005 letter to which the response relates.

General

1. Webb believes it is not subject to the Investment Company Act of 1940 (the “1940 Act”) based upon the provisions of Rule 3a-1 of the 1940 Act. Webb is not and does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities. As stated in Webb’s reports, Webb’s sole business is the ownership of securities of Jabber, Inc. (“Jabber”), a company formed by Webb in February 2000. When Jabber was formed, Webb was also engaged in the development and marketing of internet/software-based products for small to medium size businesses. Since Jabber’s technology had applications broader than Webb’s other products, Webb formed Jabber as a separate corporation in order to facilitate potential strategic investments in Jabber.

United States Securities and Exchange Commission

July 8, 2005

During 2001, Webb was required to sell its non-Jabber-related business as it did not have adequate funds to support this business. At the time of the discontinuance of its non-Jabber-related business, Webb owned approximately 75% of Jabber’s outstanding voting securities, as France Telecom Technologies Investissements (“FTTI”), a subsidiary of France Telecom, made a strategic investment in Jabber in mid 2001. Since Webb’s sole business is the development and marketing of instant messaging/awareness recognition products through its Jabber subsidiary, Webb is not an investment company as defined in Section 3(a)(1)(A) of the 1940 Act.

Likewise, Webb does not fall within the provisions of Section 3(a)(1)(B) of the 1940 Act as it does not and does not intend to issue “face-amount certificates of the installment type.” However, since March 19, 2003, Webb has owned less than a majority of Jabber’s outstanding securities, resulting in its Jabber securities being “investment securities” within the meaning of the 1940 Act. Webb’s ownership in Jabber was reduced to less than 50% in connection with investments in Jabber by FTTI and Intel Capital Corporation (“Intel”) on March 19. 2003. From March 19, 2003 to December 31, 2004, Webb’s Jabber investment represented more than 40% of Webb’s total assets. On March 31, 2005, the value of Webb’s Jabber investment in accordance with the accounting rules for the equity method of accounting for investments was zero. Therefore, during the period from March 19, 2003 to December 31, 2004, Webb would have been an investment company as defined in Section 3(a)(1)(C) of the 1940 Act but for the exemption provided in Rule 3a-1.

Rule 3a-1 provides that “Notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will be deemed not to be an investment company under the Investment Company Act; Provided, That:

(a)	No more than 45% of the value (as defined in Section 2(a)(41) of the Act) of such issuer’s total assets… consist of, and no more than 45% of such issuer’s net income after taxes… is derived from, securities other than: …and (4) Securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies;

(b)	The issuer is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act and is not a special situation investment company; and .....”

None of Webb’s assets consist of nor is any of its net income derived from securities other than its Jabber securities. Webb formed Jabber in order to develop proprietary products based upon the XMPP instant messaging protocol developed by the Jabber.org open-source community. At the time that Jabber was formed, Webb structured this business to facilitate strategic investments by non-related enterprises as Webb believed this would expedite the

United States Securities and Exchange Commission

July 8, 2005

development and adoption of Jabber’s technology and products. Since the formation of Jabber and the disposition of Webb’s non-Jabber-related business in 2001, Webb’s sole business has been developing and marketing instant messaging/awareness recognition products through it Jabber subsidiary. Webb’s efforts in this regard have been supplemented by strategic investments from FTTI and Intel.

Webb has consistently owned more than 25% of Jabber’s outstanding voting securities and is, therefore, in accordance with the provisions of Section 2a-9 of the 1940 Act, presumed to be “in control” of Jabber. Webb has at all times been Jabber’s largest shareholder, owning a majority of Jabber’s outstanding voting securities until March 19, 2003, when it’s percentage interest was reduced to approximately 44% as a result of investments by FTTI and Intel. Following the March 2003 investments, FTTI owned approximately 38% and Intel approximately 17% of Jabber’s securities.

In connection with the March 2003 investments, Webb entered into a two-year management/cost-sharing agreement with Jabber, pursuant to which Jabber contracted for the services of Webb’s Vice President – General Counsel and Controller and accounting personnel. In addition, Jabber agreed to pay 40% of the cost of Webb’s CEO in consideration for Webb’s CEO’s serving on the Executive Committee of Jabber’s Board of Directors. No other shareholder of Jabber has had a similar arrangement with Jabber, nor have any of their officers or employees been actively engaged in Jabber’s operations.

In a comment letter with respect to the application of Rule 3a-1 regarding the operations of Health Communications Services, Inc. issued on March 27, 1985 (SEC Ref. No. 85-110-CC), the Commission indicated that “In our view, a company is not ‘controlled primarily’ by an issuer within the meaning of the rule unless (1) the issuer has control over the company within the meaning of section 2(a)(9) of the 1940 Act, and (2) the degree of the issuer’s control is greater than that of any other person.” Webb, as Jabber’s largest shareholder and the only Jabber shareholder whose officers have been actively engaged in Jabber’s operations, believes that Jabber has been “controlled primarily” by Webb during the period from March 19, 2003 to December 31, 2004.

In view of the foregoing, Webb believes that in accordance with the provisions of Rule 3a-1 of the 1940 Act, Webb is not an investment company as: (1) no more than 45% of the value of Webb’s total assets consist of and no more than 45% of Webb’s net income after taxes is derived from, securities other than securities issued by Jabber; (2) Jabber has been controlled primarily by Webb; (3) through Jabber, Webb has engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (4) Webb is not an investment company as defined in Section 3(a)(1)(A) or Section 3(a)(1)(B) of the 1940 Act.

Post Effective Amendment No. 3 to Form SB-2

2 and 3. These comments are to be addressed in connection with the filing of an amendment to this filing.

United States Securities and Exchange Commission

July 8, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2004

4, 5, 6, 7 and 8. See amendments filed herewith. Since the resignation of Bill Cullen, Mr. Branson has been Webb’s principal executive and principal financial officer. This report and the reports on Form 10-QSB have been amended accordingly. We have also amended Item 9 of the report to indicate that Mr. Branson has been Webb’s principal executive and principal financial officer since the resignation of Webb’s CEO/CFO.

Form 10-QSB for the Quarter Ended September 30, 2004

9 and 10. See amendment filed herewith.

Form 10-QSB for the Quarter Ended March 31, 2005

11. See amendment filed herewith.

Form 8-K, as amended, Filed May 13, 2005

12 and 13. See amendment filed herewith.

If the Staff has any questions regarding the information included in this letter or regarding the amended reports filed herewith, they are requested to contact the undersigned.

Very truly yours,

Lindley S. Branson
General Counsel
Webb Interactive Services, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number : 0-28462

WEBB INTERACTIVE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1899 Wynkoop, Suite 600

Denver, CO 80202

(Address of principal executive offices, including zip code)

(303) 308-3180

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☐    No  ☒

The number of shares of registrant’s common stock outstanding as of as of October 21, 2004 was: 25,433,552

WEBB INTERACTIVE SERVICES, INC.

FORM 10-QSB

QUARTERLY REPORT

Webb’s Form 10-QSB for the quarter ended September 30, 2004 filed on November 15, 2004, is hereby amended as follows:

Item 3. CONTROLS AND PROCEDURES.

At the end of the period covered by this report, Webb conducted an evaluation, under the supervision and with the participation of Webb’s principal executive and principal financial officer, of Webb’s disclosure controls and procedures (as defined in Rules 12a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the principal executive and principal financial officer concluded that Webb’s disclosure controls and procedures are effective to insure that information required to be disclosed by Webb in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to Webb’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting that occurred during the fiscal period covered by this report that have materially affected, or are reasonably likely to materially affect, Webb’s internal control over financial reporting.

Item 6. Exhibits and Reports on Form 8-K

(a)	Listing of Exhibits:

	3.1(a)	Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)

	3.1(b)	Articles of Amendment setting forth the terms of Series D Junior Convertible Preferred Stock (2)

	3.2	Bylaws of Webb Interactive Services, Inc. (3)

	4.1	Specimen form of Webb Interactive Services, Inc. common stock certificate (4)

	4.2	Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

	4.3	Form of Incentive Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

	4.4	Form of Nonstatutory Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

	4.5	Webb Interactive Services, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

	4.6	Stock Purchase Warrant dated August 25, 1999, as amended December 18, 1999, issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

	4.7	Stock Purchase Warrant dated December 18, 1999 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

	4.8	Stock Purchase Warrant dated December 31, 1999 issued to by Webb Interactive Services, Inc. Marshall Capital Management, Inc. and Castle Creek Technology Partners, LLC (7)

	4.9	Form of Stock Purchase Warrant, form of Series D Stock Purchase Warrant and form of amended Stock Purchase Warrants dated January 17, 2002 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (2)

2

10.1	Form of Nondisclosure and Nonsolicitation Agreement between Webb Interactive Services, Inc. and its employees (1)

10.2	Employment Agreement between Webb Interactive Services, Inc. and Lindley S. Branson, dated March 1, 2002 (8)

10.3	Securities Purchase Agreement dated as of January 17, 2002, between Webb Interactive Services, Inc. and Jona, Inc. Included as an exhibit is a Registration Rights Agreement (2)

10.4	Letter Agreement between Webb Interactive Services, Inc. and Jona, Inc. (8)

10.5	Exchange Agreement dated January 17, 2002 between Webb Interactive Services, Inc. and Castle Creek Technology Partners LLC. Included as an exhibit is a Registration Rights Agreement (2)

10.6	Series D Preferred Stock Purchase Agreement dated March 17, 2003, by and among Jabber, Inc. France Telecom Technologies Investissements, Intel Capital Corporation, and Webb Interactive Services, Inc. Included as exhibits to the Stock Purchase Agreement are the Restated Certificate of Incorporation of Jabber, Inc. and the following additional agreements among the parties to the Stock Purchase Agreement: Investors Rights Agreement; Right of First Refusal and Co-Sale Agreement; and Voting Agreement. (9)

10.7	Jabber, Inc. Certificate of Designation for Series D Convertible Preferred Stock (9)

10.8	Exchange Agreement, dated as of October 21, 2003, by and between Webb Interactive Services, Inc. and Jona, Inc. (10)

31.1	Certification of Chief Executive Officer and Chief Financial Officer*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith.
(1)	Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2)	Filed with the Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3)	Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2000, Commission File No. 0-28462.
(5)	Filed with the Current Report on Form 8-K, filed January 22, 2002 and amended on January 29, 2002, Commission File No. 0-28462.
(6)	Filed with Amendment No. 2 to Webb’s Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(7)	Filed with the Current Report on Form 8-K, filed January 5, 2000, Commission File No. 0-28462.
(8)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2001, Commission File No. 0-28462.
(9)	Filed with the Current Report on Form 8-K, filed on March 20, 2003, Commission File No. 0-28462.
(10)	Filed with the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, Commission File No. 0-28462.

(b)	Reports on Form 8-K. The Company filed reports on Form 8-K during the quarter ended September 30, 2004, as follows: (i) under Item 12 of Form 8-K on July 28, 2004; and (ii) under Item 5.02 on Form 8-K on September 28, 2004.

3

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBB INTERACTIVE SERVICES, INC.

Date: July 8, 2005	By	/s/ Lindley S. Branson
Vice President - General Counsel
(Principal Executive and Principal Financial Officer)

4

Exhibit 31.1

CERTIFICATIONS

I, Lindley S. Branson, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB, as amended on the date hereof of Webb Interactive Services, Inc.;

2	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this quarterly report;

4.	The small business issuer’s other officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

(c)	Disclosed in this quarterly report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely, to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: July 8, 2005

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal Financial Officer)

Ex-1

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Webb Interactive Services, Inc. (the “Company”) on Form 10-QSB for the period ended September 30, 2004, as filed with the Securities and Exchange Commission on November 15, 2004 and as mended on the date hereof (the “Report”), I, Lindley S. Branson, Vice President – General Counsel, the Company’s principal executive and principal financial officer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal Financial Officer)

Date: July 8, 2005

Ex-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

(Mark One)

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to            .

Commission File No. 0-28462

WEBB INTERACTIVE SERVICES, INC.

(name of Small business Issuer in its Charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1899 Wynkoop, Suite 600, Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

Issuer’s Telephone Number, Including Area Code: (303) 308-3180

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, no par value

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Issuer’s revenues for fiscal year ended December 31, 2004 were $0

The aggregate market value of voting and non-voting common equity held by non-affiliates of registrant as of March 31, 2005 was approximately $6,051,491.

The number of shares outstanding of the registrant’s common stock, no par value, as of March 31, 2005 was 25,433,552.

DOCUMENTS INCORPORATED BY REFERENCE

Not Applicable.

Transitional Small Business Disclosure Format (check one).    Yes  ☐    No  ☒

Webb’s Form 10-KSB for fiscal 2004 filed on April 15, 2005, is hereby amended as follows:

Item 8A. CONTROLS AND PROCEDURES.

At December 31, 2004, the end of the last fiscal quarter covered by this report, Webb conducted an evaluation, under the supervision and with the participation of the Principal Executive and Principal Financial Officer, of Webb’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the Principal Executive and Principal Financial Officer concluded that Webb’s disclosure controls and procedures are effective to insure the information required to be disclosed by Webb in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to Webb’s management, including its Principal Executive and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There have been no changes in internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, Webb’s internal control over financial reporting.

Item 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Directors and Executive Officer

Name	Age	Director Since	Position
Lindley Branson	62	—	Vice President, General Counsel and Secretary (Principal Executive and Principal Financial Officer)
Robert Lacey	50	2002	Director
Peter Ren	46	2003	Director
Barry Roelofs	49	2005	Director

Lindley Branson, joined Webb as Vice President, General Counsel and Secretary in May 1999 and served as Secretary and General Counsel of Jabber from its formation in February 2000 to April 2005. Mr. Branson has served as Webb’s Principal Executive and Principal Financial Officer since the resignation of Webb’s Chief Executive and Chief Financial Officer on September 23, 2004. Mr. Branson has been a partner with the Minneapolis law firm of Gray, Plant, Mooty, Mooty & Bennett, P.A. for more than twenty years, with an emphasis in corporate finance, mergers and acquisitions and general corporate law.

Robert Lacey, has been a director of Webb since March 2002. Mr. Lacey has served since February 2002 as Director of Technology for Nerd Tech, an unincorporated subsidiary of Nerd Gas Company, LLC, a privately-held Casper, Wyoming oil and gas exploration company. From January 1998 through March 1999, Mr. Lacey was a principal of Computer Engineers, LLC, and from March 1999 through February 2002, he was a principal of its successor, R&J Computer Consultants, both of which are privately-held consulting companies based in Casper, Wyoming. Mr. Lacey was employed as a computer consultant and technician by Touchtronics, Inc., a Casper, Wyoming privately-held computer hardware and software company, from October 1995 through January 1998.

Peter Ren, has been a director of Webb since March 2003. Mr. Ren has served as the President of Copier Technologies, Inc., a Trevose, Pennsylvania based provider of digital office solutions since 1982. Mr. Ren also provides consulting services in the areas of marketing and sales.

Barry Roelofs, has been a director of Webb since February 2005. Mr. Roelofs has served as the Data Center Facilities Manager for Pfizer Inc. since September 2004. He has also served as the President and owner of Roelofs Trucking Inc., a Portage, Michigan - based trucking company since December 2003. Prior to his employment with Pfizer, Mr. Roelofs served as Director of Technology for USF Corporation from November 2001 to July 2003; was employed by Kellogg Company from August 1995 through October 2001 (including serving as Senior Global Technology Manager from 1998 through 2001); and served as Manager of Technology for United Parcel Service, Inc. from 1991 through 1995. Mr. Roelofs received his B.A. degree in Finance at Western Michigan University in 1989.

Audit Committee

Peter Ren, Barry Roelofs and Robert Lacey are the current members of the audit committee of the board of directors. Mr. Roelofs is a “financial expert,” as that term is used in the Exchange Act. All of the members are “independent” under the rules promulgated by the Nasdaq Stock Market.

Shareholder Nominee Recommendations

Webb’s compensation/nominating committee is responsible for identifying and selecting nominees for directors. The committee will consider recommendations by shareholders of nominees for election as a director. Recommendations need to be in writing, including a resume of the candidate’s business and personal background and a signed consent that the candidate is willing to be considered as a nominee and will serve if elected. Shareholder recommendations must be sent to Webb Interactive Services, Inc., c/o Corporate Secretary, 1899 Wynkoop, Suite 600, Denver, Colorado 80202.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires Webb’s directors and officers, and persons who own more than ten percent of a registered class of Webb’s equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten-percent shareholders are also required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on review of the copies of such reports furnished to us that no other reports were required, during the year ended December 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten-percent beneficial owners were complied with in a timely manner.

Code of Business Conduct and Ethics

Each of Webb’s directors and employees, including its executive officers, are required to conduct themselves in accordance with ethical standards set forth in the Code of Business Conduct and Ethics adopted by Webb’s board of directors. The code is available on our website at www.webb.net. Any amendments to or waivers from the code will be posted on Webb’s website.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBB INTERACTIVE SERVICES, INC.

Date: July 8, 2005	By	/s/ Lindley Branson
Lindley Branson, Vice President—General
Counsel (Principal Executive and Principal
Financial Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lindley Branson	July 8, 2005
Lindley Branson
Vice President – General Counsel (Principal Executive and Principal Financial Officer)

/s/ Stuart Lucko*	July 8, 2005
Stuart Lucko
Controller (Principal Accounting Officer)

/s/ Robert Lacey*	July 8, 2005
Robert Lacey
(Director)

/s/ Peter Ren*	July 8, 2005
Peter Ren
(Director)

/s/ Barry Roelofs*	July 8, 2005
Barry Roelofs
(Director)

* By Lindley S. Branson
Attorney-in-fact

WEBB INTERACTIVE SERVICES, INC.

INDEX TO EXHIBITS

FORM 10-KSB (For Year Ended December 31, 2004)

(a)	Listing of Exhibits:

3.1(a)	Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)

3.1(b)	Articles of Amendment setting forth the terms of Series D Junior Convertible Preferred Stock (2)

3.2	Bylaws of Webb Interactive Services, Inc. (3)

4.1	Specimen form of Webb Interactive Services, Inc. common stock certificate (4)

4.2	Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.3	Form of Incentive Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.4	Form of Nonstatutory Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.5	Webb Interactive Services, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.6	Stock Purchase Warrant dated August 25, 1999, as amended December 18, 1999, issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

4.7

4.8	Stock Purchase Warrant dated December 31, 1999 issued to by Webb Interactive Services, Inc. Marshall Capital Management, Inc. and Castle Creek Technology Partners, LLC (7)

4.9	Form of Stock Purchase Warrant dated February 28, 2001 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (8)

4.10

10.1	Form of Nondisclosure and Nonsolicitation Agreement between Webb Interactive Services, Inc. and its employees (1)

10.2	Employment Agreement between Webb Interactive Services, Inc. and Lindley S. Branson, dated March 1, 2002 (9)

10.3	Securities Purchase Agreement dated as of January 17, 2002, between Webb Interactive Services, Inc. and Jona, Inc. Included as an exhibit is a Registration Rights Agreement (2)

10.4	Letter Agreement between Webb Interactive Services, Inc. and Jona, Inc. (9)

10.5	Exchange Agreement dated January 17, 2002 between Webb Interactive Services, Inc. and Castle Creek Technology Partners LLC. Included as an exhibit is a Registration Rights Agreement (2)

10.6	Series D Preferred Stock Purchase Agreement dated March 17, 2003, by and among Jabber, Inc. France Telecom Technologies Investissements, Intel Capital Corporation, and Webb Interactive Services, Inc. Included as exhibits to the Stock Purchase Agreement are the Restated Certificate of Incorporation of Jabber, Inc. and the following additional agreements among the parties to the Stock Purchase Agreement: Investors Rights Agreement; Right of First Refusal and Co-Sale Agreement; and Voting Agreement. (10)

10.7	Jabber, Inc. Certificate of Designation for Series E and D Convertible Preferred Stock*

10.8	Exchange Agreement, dated as of October 21, 2003, by and between Webb Interactive Services, Inc. and Jona, Inc. (11)

10.9	Investor Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement, all dated April 8, 2005, among Jabber, Inc., Jona, Inc., France Telecom Technologies Investissements and Intel Capital Corporation (12)

13.1	The registrant intends to deliver to its shareholders a copy of 2004 Annual Report on Form 10-KSB (without exhibits), in lieu of a separate Annual Report to Shareholders

21.1	Subsidiaries of Webb Interactive Services, Inc. (12)

23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC (12)

23.2	Consent of Ernst & Young LLP (12)

24.1	Power of Attorney (Included in signature page) (12)

31.1	Certification of Chief Executive Officer and Chief Financial Officer*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith.
(1)	Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2)	Filed with the Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3)	Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2000, Commission File No. 0-28462.
(5)	Filed with the Current Report on Form 8-K, filed January 22, 2002 and amended on January 29, 2002, Commission File No. 0-28462.
(6)	Filed with Amendment No. 2 to Webb’s Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(7)	Filed with the Current Report on Form 8-K, filed January 5, 2000, Commission File No. 0-28462.
(8)	Filed with the Current Report on Form 8-K, filed March 1, 2001, Commission File No. 0-28462.
(9)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2001, Commission File No. 0-28462.
(10)	Filed with the Current Report on Form 8-K, filed on March 20, 2003, Commission File No. 0-28462.
(11)	Filed with the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, Commission File No. 0-28462.
(12)	Filed with the Form 10-KSB for the year ended December 31, 2004, filed on April 15, 2005, Commission File No. 0-28462.

Exhibit 31.1

CERTIFICATIONS

I, Lindley S. Branson, certify that:

1.	I have reviewed this annual report on Form 10-KSB, as amended on the date hereof, of Webb Interactive Services, Inc. for the fiscal year ended December 31, 2004;

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4.	The small business issuer’s other officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely, to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: July 8, 2005

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal
Financial Officer)

Ex-1

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Webb Interactive Services, Inc. (the “Company”) on Form 10-KSB for the period ended December 31, 2004, as filed with the Securities and Exchange Commission, as amended on the date hereof (the “Report”), I, Lindley S. Branson, Vice President – General Counsel, the Company’s Principal Executive and Principal Financial Officer, certify pursuant to 18 U.S.C. §1350, as adopted pursuant to` Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report, as amended, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report, as amended, fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal
Financial Officer)

Date: July 8, 2005

Ex-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number : 0-28462

WEBB INTERACTIVE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Colorado	84-1293864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1899 Wynkoop, Suite 600

Denver, CO 80202

(Address of principal executive offices, including zip code)

(303) 308-3180

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☐    No  ☒

The number of shares of registrant’s common stock outstanding as of as of May 1, 2005, was: 25,433,552

Webb’s Form 10-QSB for the quarter ended March 31, 2005, filed on May 16, 2005, is hereby amended as follows:

Item 3. CONTROLS AND PROCEDURES.

At the end of the period covered by this report, Webb conducted an evaluation, under the supervision and with the participation of Webb’s principal executive and principal financial officer, of Webb’s disclosure controls and procedures (as defined in Rules 12a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the principal executive and principal financial officer concluded that Webb’s disclosure controls and procedures are effective to insure that information required to be disclosed by Webb in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to Webb’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting that occurred during the fiscal period covered by this report that have materially affected, or are reasonably likely to materially affect, Webb’s internal control over financial reporting.

Item 6. Exhibits

(a)	Listing of Exhibits:

3.1(a)	Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)

3.1(b)	Articles of Amendment setting forth the terms of Series D Junior Convertible Preferred Stock (2)

3.2	Bylaws of Webb Interactive Services, Inc. (3)

4.1	Specimen form of Webb Interactive Services, Inc. common stock certificate (4)

4.2	Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.3	Form of Incentive Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.4	Form of Nonstatutory Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.5	Webb Interactive Services, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.6	Form of Stock Purchase Warrant dated February 28, 2001 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (6)

10.1	Form of Nondisclosure and Nonsolicitation Agreement between Webb Interactive Services, Inc. and its employees (1)

10.2	Securities Purchase Agreement dated as of January 17, 2002, between Webb Interactive Services, Inc. and Jona, Inc. Included as an exhibit is a Registration Rights Agreement (2)

10.3	Letter Agreement between Webb Interactive Services, Inc. and Jona, Inc. (7)

10.4	Exchange Agreement dated January 17, 2002 between Webb Interactive Services, Inc. and Castle Creek Technology Partners LLC. Included as an exhibit is a Registration Rights Agreement (2)

10.5	Series D Preferred Stock Purchase Agreement dated March 17, 2003, by and among Jabber, Inc. France Telecom Technologies Investissements, Intel Capital Corporation, and Webb Interactive Services, Inc.(8)

2

10.6	Jabber, Inc. Certificate of Designation for Series E and D Convertible Preferred Stock (9)

10.7	Exchange Agreement, dated as of October 21, 2003, by and between Webb Interactive Services, Inc. and Jona, Inc. (10)

10.8	Investor Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement, all dated April 8, 2005, among Jabber, Inc., Jona, Inc., France Telecom Technologies Investissements and Intel Capital Corporation (9)

31.1	Certification of Chief Executive Officer and Chief Financial Officer*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith.
(1)	Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2)	Filed with the Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3)	Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2000, Commission File No. 0-28462.
(5)	Filed with the Current Report on Form 8-K, filed January 22, 2002 and amended on January 29, 2002, Commission File No. 0-28462.
(6)	Filed with the Current Report on Form 8-K, filed March 1, 2001, Commission File No. 0-28462.
(7)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2001, Commission File No. 0-28462.
(8)	Filed with the Current Report on Form 8-K, filed on March 20, 2003, Commission File No. 0-28462.
(9)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2004, Commission File No. 0-28462.
(10)	As filed with the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, Commission File No. 0-28462.

3

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBB INTERACTIVE SERVICES, INC.

Date: July 8, 2005	By	/s/ Lindley S. Branson
Vice President and Corporate Counsel
(Principal Executive and Principal Financial Officer)

4

Exhibit 31.1

CERTIFICATIONS

I, Lindley S. Branson, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB, as amended on the date hereof, of Webb Interactive Services, Inc.;

2	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this quarterly report;

4.	The small business issuer’s other officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

(c)	Disclosed in this quarterly report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely, to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: July 8, 2005

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Webb Interactive Services, Inc. (the “Company”) on Form 10-QSB for the period ended March 31, 2005, as filed with the Securities and Exchange Commission on May 15, 2005 and amended on the date hereof (the “Report”), I, Lindley S. Branson, Vice President – General Counsel, the Company’s principal executive and principal financial officer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lindley S. Branson
Vice President – General Counsel
(Principal Executive and Principal Financial Officer)

Date: July 8, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 11, 2005

WEBB INTERACTIVE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Colorado

(State or other jurisdiction of incorporation)

0-28462	84-1293864
(Commission File Number)	(IRS Employer Identification No.)

1899 Wynkoop, Suite 600, Denver, CO 80202

(Address of principal executive offices and Zip Code)

(303) 308-3180

(Registrant’s telephone number, including area code)

(changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant

On February 11, 2005, Webb Interactive Services, Inc. (“Webb”) notified Ernst & Young LLP, Webb’s former public accounting firm, that Webb had received a proposal from Ehrhardt Keefe Steiner & Hottman PC (“EKS&H”) to serve as Webb’s independent registered public accounting firm and Ernst & Young LLP advised Webb that it declined to stand for re-appointment. On February 11, 2005, the Audit Committee of the Board of Directors of Webb voted to retain EKS&H as Webb’s independent registered public accounting firm to audit Webb’s financial statements for the year ended December 31, 2004.

During Webb’s two most recent fiscal years, the nine months ended September 30, 2004 and the subsequent interim period ended February 10, 2005, Webb (i) did not engage EKS&H to act as either the principal accountant to audit Webb’s financial statements or as an independent accountant to audit a significant subsidiary of Webb; (ii) did not consult with EKS&H on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Webb’s financial statements; and (iii) did not consult with EKS&H on any matter that was either the subject of a disagreement or a reportable event, as those terms are defined in Item 304(a)(1)(iv) of Regulation S-B and the related instruction to Item 304 of Regulation S-B.

During the two fiscal years ended December 31, 2003, the nine months ended September 30, 2004 and the subsequent interim period ended February 10, 2005, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. Furthermore, Ernst & Young LLP’s audit reports for the two most recently completed fiscal years did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the Company’s two most recent fiscal years and through the issuance of Webb’s quarterly report for the nine months ended September 30, 2004 and the subsequent interim period ended February 10, 2005, no reportable events, as defined in Item 304(a)(1)(iv)(B) of Regulation S-B, occurred.

A letter from Ernst & Young LLP regarding its concurrence with these statements is attached hereto as Exhibit 16.1.

On February 11, 2005, Webb issued a press release to report that it had retained EKS&H as its independent registered public accounting firm. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(c)	Exhibits:

16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated July 8, 2005.

99.1	Webb Interactive Services, Inc.’s news release dated February 11, 2005 (filed with original filing).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 8, 2005	WEBB INTERACTIVE SERVICES, INC.

	By:	/s/ Lindley S. Branson
Lindley S. Branson
	Its:	Vice President and General Counsel

3

Exhibit 16.1

[ERNST & YOUNG LOGO]	Ernst & Young LLP Suite 3300 370 17th Street Denver, Colorado 80202-5663	Phone: (720) 931-4000 Fax: (720) 931-4444 www.ey.com

July 8, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A dated February 11, 2005 as filed on or about July 8, 2005, of Webb Interactive Services, Inc. and are in agreement with the statements contained in the 3rd paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

A Member Practice of Ernst & Young Global